Exhibit 4

For Immediate Release	17 June 2015

WPP PLC (“WPP”)

WPP increases its stake in TAM analysis software company TechEdge

WPP announces that it has increased its stake from 20% to 49% in TechEdge, a leading supplier of software that enables the analysis of TV audience measurement (TAM) data.

TechEdge licenses a range of software products to broadcasters and media companies, enabling users to analyse, interpret and action respondent level TAM data. For example, broadcasters can review TV audience patterns, whilst media companies use TechEdge’s products to optimise advertising allocation by channel and time of day.

TechEdge was founded in Denmark in 2000 by Andreas Velter (CEO) and Henrik Sahlholt (CTO). MEC, (part of GroupM, WPP’s Data Investment Management division) invested in the company in 2001.

Unaudited net sales for the year ended 31 December 2014 were approximately US$13.6 million, with gross assets at the same date of approximately US$6.3 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. WPP’s data investment management companies (including associates) collectively generate revenues of around US$5 billion and employ more than 34,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 20 7408 2204

Chris Wade, WPP